UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports March 2009 passenger traffic

Monterrey, Mexico, April 8, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that total passenger traffic (terminal passengers) at its 13 airports decreased 22.5% in March 2009, as compared to March 2008.

For comparative purposes, it should be noted that during 2008 the Holy Week and Easter holiday travel period took place in March, while in 2009 it occurs in April.

Total Passengers*
(Thousands)	Mar-08	Mar-09	Change %	Jan-Mar 2008	Jan-Mar 2009	Change %
Domestic	1,089.9	862.8	(20.8)	2,952.4	2,416.3	(18.2)
International	304.2	217.0	(28.7)	793.9	630.3	(20.6)
OMA Total	1,394.1	1,079.8	(22.5)	3,746.3	3,046.6	(18.7)
* * Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic in March 2009 decreased 20.8% (-227,096 passengers), compared to the same month of 2008. With the exception of San Luis Potosí, the other airports recorded reductions in domestic traffic. The most affected airports were Monterrey, Ciudad Juárez, and Culiacán. The cessation of operations of Aerocalifornia, Avolar, Aladia, and Alma in the second half of 2008 and the reduction in frequencies or cancellation of routes by Aviacsa, VivaAerobus, and Magnicharters were the common factors that affected domestic traffic. The opening of the Monterrey-Guadalajara route by Mexicana Link and the Monterrey-Morelia and San Luis Potosí-Mexico City routes by Aeromexico Connect were noteworthy.

International traffic decreased 28.7% (-87,242 passengers) in March 2009 compared to the same month of 2008. Traffic was most affected by the reduction of routes and frequencies principally by U.S. carriers. The airports of Monterrey, Acapulco, Zihuatanejo, and Mazatlán were the most affected.

By airport

Monterrey, OMA’s principal airport, served 457,077 passengers in March 2009, a reduction of 24.4% (-147,390 passengers) compared to the same month of the prior year. Domestic passenger traffic decreased 22.6%, and international passenger traffic decreased 34.9% as the result of the end of operations by several domestic airlines last year and the reduction in frequencies or cancellation of routes by U.S. and domestic carriers.

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About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: April 8, 2009

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